02044630

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2002, through June 24, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F _X_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date:June 24, 2002

By:
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated June 21, 2002 for the month of June 2002 through June 24, 2002:

1) Press release of June 21, 2002 regarding : "Telecom Italia sells its 9Telecom Group stake to LDCOM Network and acquire 7% interest in LDCOM

TELECOM ITALIA

LDCOM NETWORKS

JOINT PRESS RELEASE

TELECOM ITALIA AND LDCOM NETWORKS REACH AGREEMENT FOR SALE OF 9TELECOM GROUP

TELECOM ITALIA TO ACQUIRE 7% STAKE IN LDCOM

Rome, Paris, 21 June 2002 – The Telecom Italia Group and the Louis Dreyfus Communications Group (LDCOM) have reached an agreement under which Telecom Italia will sell its stake in the 9Telecom Group to LDCOM and, at the same time, acquire a shareholding in LDCOM.

Telecom Italia will acquire 7% of LDCOM's share capital through a reserved capital increase.

The agreement is subject to approval by the relevant French regulatory authorities.

The transfer of 9Telecom to LDCOM will ensure the continuity of the 9Telecom business and its integration into a major player in the French fixed-line telecommunications market with a solid balance sheet and no debt.
Following the finalisation of the acquisition, and consistent with the relevant regulations, a public offer will be launched for the remaining Jet Multimedia shares not already controlled by 9Telecom.

Telecom Italia:
Communication & Media Relations
+39 06 36882023/2066
www.telecomitalia.it/stampa
Investor Relations:
+39 06 36882560/2381
www.telecomitalia.it/investor

LDCOM networks:
Chantal Villeneuve
+33 1 58639707
chantal.villeneuve@ldcom.fr
www.ldcomnetworks.com

TELECOM ITALIA

PRESS RELEASE

TELECOM ITALIA SELLS ITS 9TELECOM GROUP STAKE TO LDCOM NETWORKS

TELECOM ITALIA TO ACQUIRE 7% INTEREST IN LDCOM

Rome, 21 June 2002 – The Telecom Italia Group and the Louis Dreyfus Communication Networks Group (LDCOM) have reached an agreement under which Telecom Italia is to dispose of its interest in the 9Telecom Group to LDCOM and, at the same time, acquire a 7% shareholding in the French Group.

This disposal reflects the objectives published in the Telecom Italia Group 2002-2004 business plan by focusing Group resources on high value creation businesses offering attractive prospects for growth.

Under the terms of this agreement, Telecom Italia is to pull out of 9Telecom operations. Over the last three years Telecom Italia's stake in the firm has generated net losses of €1,182 million. The deal enables the Telecom Group to end the structural losses of its French subsidiary, and will allow 9Telecom to grow as part of a consolidated French market conglomerate.

The deal will result in a net charge on the Telecom Italia 2002 balance sheet equal to €282 million, roughly corresponding to 9Telecom's forecast losses for the current year.

The agreement is subject to French Regulatory Authority approval.

LDCOM Networks is part of the Louis Dreyfus Group, a leading French holding company with international operations in telecommunications, energy, oil, maritime and agricultural commodities trading.

Communication & Media Relations: +39 06 36882023/2066
www.telecomitalia.it/press

Investor Relations: +39 06 36882560/2381
www.telecomitalia.it/invesator